RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

05012034

17.10.2005

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. Press release "EGM of RBC supported an increase in the number of authorized shares"

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
OCT 2 5 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 0 2005
WASH., D.C.
199

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

File No: 82-34864

RBC RosBusinessConsulting

EGM of RBC supported an increase in the number of authorized shares

Moscow, October 17, 2005 – At an extraordinary general meeting (EGM) on October 14, 2005, the shareholders of OAO RBC Information Systems **(RTS, MICEX: RBCI)** supported an increase in the number of authorized shares and made respective amendments to the Company's Articles of Association.

The number of authorized shares was increased from 15 million to 34.26 million shares. Of this amount, the issuance of 4.26 million shares for the share option program for Board members and the top management was already approved by the Annual General Meeting on June 22, 2005. At present, all the necessary documents for this issuance have been submitted for registration by the Russian Federal Financial Markets Service. Consequently, after the issuance of 4.26 million shares, the Company will have a reserve of up to 30 million authorized shares that can be used to finance RBC's future growth and acquisitions as and when required.

The current number of RBC shares issued and outstanding is 115 million.

Investor contact: Natalia Makeeva
Tel.: 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru